                                                                Exhibit 20



P L R logo                       Michael Porter, President - Investor Relations
                                 Christian Pflaumer, VP - Media Relations
                                 Jeff Myhre, VP - Editorial
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     Seven Penn Plaza o New York, NY 10001 o 212-564-4700 o FAX 212-244-3075
                    www.plrinvest.com o plrmail@plrinvest.com
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PDGENVIRONMENTAL, INC.

JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200



PRESS RELEASE     Source: PDG Environmental, Inc.

PDG ENVIRONMENTAL, INC. POSTS RESULTS FOR FIRST QUARTER OF 2004
Monday June 14, 8:30 am ET
GROWTH TREND CONTINUES

PITTSBURGH--(BUSINESS WIRE)--June 14, 2004--PDG Environmental, Inc. (OTC BB:
PDGE - News), an environmental and specialty contractor, today reported financial results for the first quarter ended April 30, 2004.

Revenues for the first quarter were $10.9 million, a 30% increase over the $8.4 million in the same prior-year period. Net income for the quarter was $189,000, or $0.02 per fully diluted share as compared to the previous year's first quarter net income of $227,000, or $0.02 per fully diluted share.

John Regan, Chairman and CEO, commented, "We are very pleased with the revenue growth in the first quarter, which historically has been slow. While the acquisitions of the operations of Kleen All of America and PT&L contributed to the increase, there was considerable internal growth also. While we did not recognize a corresponding increase in profits due to some minor contract adjustments and costs associated with the integration of the acquisitions, the net income remained nearly unchanged at $0.02 per share as compared to last year. With backlog at near-record levels of $39.3 million, the outlook for the remainder of the year appears positive."

PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Paramus, NJ; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com. And for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.


                                     -more-

Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.

                          -financial tables to follow-

                             PDG ENVIRONMENTAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                        Three Months
                                     Ended April 30th
                                     ----------------
                                 2004                2003
                                 ----                ----
Revenues                     $ 10,902,000        $ 8,366,000
Net Income                   $    189,000        $   227,000
Earnings per Common
Share (diluted)              $       0.02        $      0.02
Shares Outstanding
(diluted)                      11,492,000          9,407,000


                                Selected Balance Sheet Items
                                ----------------------------
                                4/30/04             4/30/03
                                -------             -------
Current Assets               $ 16,856,000        $ 14,178,000
Current Liabilities          $  7,788,000        $  7,047,000
Working Capital              $  9,068,000        $  7,131,000
Fixed Assets (Net)           $    916,000        $  1,095,000
Long-Term Debt               $  5,698,000        $  4,579,000
Shareholder Equity           $  5,697,000        $  4,476,000

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